December 15, 2014

Via Edgar
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington D.C. 20549

Re:
Comment Letter dated December 2, 2014 (the “Comment Letter”) to the Form 10-K for the fiscal year ended February 1, 2014, filed March 28, 2014, and Form 10-Q for the fiscal quarter ended August 2, 2014, filed September 4, 2014, of Pacific Sunwear of California, Inc., File No. 001-21296 (the “Company”)

Dear Ms. Jenkins:

The Company has reviewed the Comment Letter and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter.

Additionally, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

Form 10-K for the Fiscal Year Ended February 1, 2014; Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Fiscal 2013 Compared to Fiscal 2012 Net Sales, page 20

You disclose under an “E-commerce” subheading on page 7 that e-commerce sales represented 7% of total sales in each of 2013 and 2012 and 6% of total sales in 2011. You also disclose that e-commerce sales are included in comparable or same-store sales. However, you do not disclose the effect of e-commerce sales on the year-to-year change in same store sales. In future filings please provide greater transparency into the effect of e-commerce sales on the year-to-year change in same store sales. For example, you may quantify the year-to-year change in same store sales both with and without the effect of e-commerce sales. Please provide us with your proposed disclosure.

We will comply with the Staff’s comment by disclosing the year-to-year change in e-commerce net sales and the impact upon our comparable store net sales. Our draft disclosure to be included in our future filings, commencing with our fiscal 2014 Annual Report on Form 10-K (using historical numbers for illustrative purposes) is as follows:

“For fiscal 2013, comparable store net sales, including e-commerce net sales, increased 2%, average sales transactions increased 1% and total transactions increased 2%, as compared to the same period a year ago. E-commerce net sales increased 8% compared to fiscal 2012. Excluding the impact of e-commerce net sales, comparable retail store net sales increased 2% compared to fiscal 2012. The comparable store net sales increase was due to a 6% increase in Women’s sales, while Men’s sales were flat. The increase in Women’s sales was driven primarily by sales of tops and other apparel. Decrease in Men’s sales was due to a decline in sales of bottoms, offset by increases in sales of footwear and accessories. Apparel represented 82% of total Men’s sales for fiscal 2013 versus 85% in fiscal 2012, while Women’s apparel was 87% of total Women's sales for fiscal 2013 versus 86% in fiscal 2012. Total accessory and footwear sales were flat at 15% of total sales for fiscal 2013, as compared to the same period a year ago.”

Comment No. 2

Notes to Consolidated Financial Statements, page F-7

Note 15 - Discontinued Operations, page F-23

We note that you report the results of operations of all closed stores as discontinued operations. Since your closed stores and your operating stores are your Pacific Sunwear or PacSun stores, it is not evident that the operations and cash flows of your closed stores have been eliminated from your ongoing operations as a result of the store closings. It appears to us that operations and cash flows of the closed stores would migrate to either the website or to other stores in geographical proximity to the closed stores. Please tell us how you analyzed each of the four steps set forth in FASB ASC 205-20-55-3 in determining that the two conditions of paragraph 205-20-45-1 were met.

For the purposes of applying the guidance within ASC 205-20-45-1, the Company considers each retail store to be a “component of an entity” as that is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes.
ASC 205-20-45-1 states the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

To comply with the accounting guidance referenced below, management performed an analysis to evaluate the relationship between ongoing store proximity and potential cash flow migration from the closed store. Based on the analysis, management determined that if there is an existing store within a 20 mile radius of a closed store, and transaction levels at that existing store in the immediately succeeding period of the closure exceed 20 percent of those in the preceding period, then that increase in cash flows associated with those migrated transactions is considered significant and presentation of discontinued operations would not be appropriate. If the “20/20 criteria” is not met, then discontinued operations presentation would be appropriate and the operating results for any such store for all periods presented in the Company’s financial statements would be characterized as discontinued operations. Management’s established criteria for applying this guidance was substantially based on the illustrative examples provided within ASC 205-20-55-27 through 55-80. See steps 1-3 below for further discussion.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company will not have any significant continuing involvement in the operations of the component (i.e., the closing store) once the store has been closed.

Further, ASC 205-20-55-3 provides the following steps, presented as questions, to be used to evaluate whether the two conditions of paragraph 205-20-45-1 are met. The steps and results of the Company’s evaluation are as follows:

•	Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Yes. Some level of continuing cash flows are reasonably expected to be generated through customer migration to either an existing retail store or to the Company’s e-commerce website.

•	Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Yes. Typically, if there is an existing store within a 20 mile radius and transaction levels increased in that existing store in the period immediately following the nearby store closure, then management concluded that the increase in transaction levels was the result of a “migration” of cash flows from the closed store. Next, management evaluated the significance of the increase in transaction levels in step 3.

•	Step 3: Are the continuing cash flows significant?

No. Management applied the “20/20 criteria” to each of its stores that closed during fiscal 2013, 2012 and 2011 and generally concluded that the migration of cash flows to its existing stores was not significant and therefore presentation of the results of operations for those closed stores as discontinued operations was appropriate in all material respects. Management also evaluated the potential migration of cash flows from the Company’s closed stores to its e-commerce website. Based on the results of the analysis performed, the Company concluded that cash flow migration was not significant when viewed in the context of ASC 205-20-55-66 through 55-69 (Example 7; Case A).

•	Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

No. Once the Company closes a store, no significant continuing involvement in the operations of the disposed component exists.

Comment No. 3

Form 10-Q for the Fiscal Quarter Ended August 2, 2014

Note 4. Impairment of Long-lived Assets, page 7

We note that in the second quarter 2014 earnings conference call you stated that you plan to close 10 to 20 stores with a majority of the closures occurring in the fourth quarter of 2014. In light of the planned closures, please tell us if you have tested the related long-lived assets for impairment and reviewed their depreciation estimates, as of August 2, 2014. See ASC 360-10-35-21 and 35-22. If so tell us the outcome of your evaluations. If you have not impaired or revised depreciation estimates for these assets, please tell us your accounting basis for not doing so. We have reviewed your policy for impairment testing; however, it does not appear to address long-lived assets associated with planned store closings.

On a quarterly basis, the Company evaluates whether any impairment indicators exist with respect to its long-lived assets in accordance with ASC 360-10-35-21. Specifically, within the context of projected store closures, the Company assesses whether it is more likely than not that the store will be closed during the foreseeable future. If a store closure is projected, in accordance with ASC 360-10-35-22, the Company determines whether it is necessary to change (typically shorten) the estimated useful life of any of the assets within the underlying asset group. Lastly, the Company uses the depreciation estimates resulting from the revised estimated useful lives for the purposes of projecting the undiscounted cash flows in conjunction with testing the related assets for recoverability.

During the Company’s second fiscal quarter ended August 2, 2014, the Company determined that it was more likely than not that 10 of the Company's retail stores would be closed within the foreseeable future. Based on that assessment, the Company evaluated the depreciation estimates of the underlying assets of each of those stores and tested the related assets for recoverability. As primarily all of the stores projected to close were historically categorized as underperforming stores, and therefore subject to previous impairment evaluations, the aggregate impairment charge recognized during the quarter was not material to the respective condensed consolidated interim financial information.

In future filings, we will amend our critical accounting policy for the “Evaluation of Long-lived Assets” to include the following:

“In the event that management determines it is more likely than not a store will be closed, we evaluate whether it is necessary to change the depreciation estimates of the related store assets. Any changes to depreciation estimates as a result of that assessment are considered for the purposes of projecting the undiscounted cash flows in conjunction with testing the related assets for recoverability.”

If you have any further comments on the Company’s filings or any questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (714) 414-4667.

Very truly yours,

/s/ CRAIG E. GOSSELIN
Craig E. Gosselin SVP, General Counsel and Human Resources

cc:    Michael Kaplan
Chris Tedford
Alison Ressler, Esq.
Brent Schoenbaum